UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Board of Directors, Executive Management, and Committee Composition

On December 23, 2025, the majority of directors (the “Directors”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”) passed resolutions approving certain changes to the composition of the board of directors (the “Board”), its committees and executive management, as detailed below.

Departure of Chief Financial Officer

On December 23, 2025, the Directors received a letter of resignation from Ms. Changjuan Liang as chief financial officer, effective as of December 23, 2025. Ms. Changjuan Liang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Directors expressed its gratitude for her contributions and dedicated service to the Company.

Departure of Directors

On December 23, 2025, the Directors received a letter of resignation from Dr. Jing Li as independent director, the chairperson of the compensation committee, member of the nominating committee and member of the audit committee, effective as of December 23, 2025. Dr. Jing Li’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Directors expressed its gratitude for his contributions and dedicated service to the Company.

On December 23, 2025, the Directors received a letter of resignation from Mr. Xiaoyun Huang as director, effective as of December 23, 2025. Mr. Xiaoyun Huang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Directors expressed its gratitude for his contributions and dedicated service to the Company.

Appointment of Chief Financial Officer, Director and Committee Chairperson

On December 23, 2025, the nominating committee of the Board recommended and the Directors appointed:

●	Ms. Sylvia Kong Bit Hee as chief financial officer; and

●	Ms. Yun Zhao as independent director, the chairperson of the compensation committee, member of the nominating committee and member of the audit committee.

Ms. Sylvia Kong Bit Hee served as a consultant to Okwis Inc. from 2023 to December 2025, where she was responsible for providing strategic development planning, as well as advisory services in finance, investment, mergers and acquisitions, and risk management. From 2020 to 2023, Ms. Hee served as Financial Manager of Rivta Global Company Limited, responsible for financial planning, internal control, and compliance matters. Ms. Hee obtained a Bachelor’s degree in Business Administration from the University of Hertfordshire in 2000.

In connection with the appointment, on December 23, 2025, the Company entered into an employment agreement with Ms. Sylvia Kong Bit Hee, a copy of which is filed as Exhibit 10.1 to this Form 6-K and are incorporated herein by reference.

Ms. Yun Zhao has been a financial risk analyst at Guoshi Data Technology (Shanghai) Co., Ltd. since 2022, with responsibility for financial risk management. From 2019 to 2022, she served as a senior financial advisor at Jiayu Wealth Management (Shanghai) Co., Ltd., where she provided financial advisory services. Ms. Zhao obtained a Bachelor’s degree in Finance from Guangdong University of Foreign Studies in 2023. The Directors have reviewed the qualifications of Ms. Yun Zhao and, based on such review and the recommendation of the nominating committee, have affirmatively determined that Ms. Huang meets the independence requirements set forth in the Nasdaq Listing Rule 5605(a)(2).

There is no arrangement or understanding between Ms. Sylvia Kong Bit Hee, Ms. Yun Zhao and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship among Ms. Sylvia Kong Bit Hee, Ms. Yun Zhao and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Ms. Sylvia Kong Bit Hee, Ms. Yun Zhao had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: December 23, 2025	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

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